UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Sears Hometown and Outlet Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812362101

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,771,352
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,771,352
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,341,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of December 6, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018 that was filed by the Issuer with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,771,352
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,771,352
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,341,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of December 6, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018 that was filed by the Issuer with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,771,352
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,771,352
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,341,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of December 6, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018 that was filed by the Issuer with the Securities and Exchange Commission on December 7, 2018.

CUSIP No. 812362101

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,341,225
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,771,352
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,341,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of December 6, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018 that was filed by the Issuer with the Securities and Exchange Commission on December 7, 2018.

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 14 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 14, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed with the Securities and Exchange Commission (“SEC”).

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Partners, RBS, ESL and Edward S. Lampert, by furnishing the information set forth below. Partners, RBS, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Director and Officers”). Other than the ESL Director and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 2(c) is hereby amended and restated in its entirety as follows:

“(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners. ESL is the general partner of RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also a limited partner of RBS. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In open market purchases on December 8, 2017, Mr. Lampert acquired an aggregate of 95,156 shares of Common Stock for aggregate consideration of approximately $137,976.20 (excluding commissions) using personal funds.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On April 5, 2019, Transform Holdco LLC (“Transform Holdco”), an affiliate of the Reporting Persons, made a non-binding offer to the board of directors of the Issuer (the “Board”) to acquire all of the outstanding shares of Common Stock of the Issuer not already owned by the Reporting Persons for a price of $2.25 per share of Common Stock in cash (the “Offer”). The Offer represents a 23.6% premium to the volume weighted average price of the Issuer’s shares of Common Stock for the five trading days prior to this public announcement of the Offer ($1.82). Transform Holdco and the Reporting Persons believe the Offer would provide certain value and liquidity at a considerable premium to the current market price of the Issuer’s shares of Common Stock and would provide a superior outcome to the Issuer’s stockholders as compared to the uncertain outcomes facing the Issuer on its current path as a standalone company. The foregoing description of the Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the letter delivered to the Board filed as Exhibit 99.7 hereto, which is incorporated by reference in its entirety into this Item 4.

On April 7, 2019, representatives of the Issuer communicated to representatives of Transform Holdco and the Reporting Persons that the Special Committee of the Board formed to evaluate the Offer was unable to conclude that a transaction on the terms proposed in the Offer Letter would be in the best interest of the Issuer’s stockholders unaffiliated with the Reporting Persons. Subsequent to this communication, representatives of Transform Holdco and the Reporting Persons and representatives of the Issuer engaged in additional discussions regarding the terms of a potential transaction.

Transform Holdco and the Reporting Persons intend to communicate with the Issuer’s management, Board and other stockholders about the Offer, other potential strategic transactions and operational matters related to the Issuer, as a means of enhancing shareholder value. These discussions, and the response of Transform Holdco and the Reporting Persons thereto, may result in the occurrence of one or more of the matters specified in clauses (a)–(j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer and the delisting of the Common Stock of the Issuer from the Nasdaq stock market.

There can be no assurance that any definitive agreement concerning a transaction may be entered into or, if such a definitive agreement is entered into, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of Transform Holdco or the Reporting Persons. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on April 8, 2019, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	13,341,225 (1)	58.8%	4,771,352	0	4,771,352	8,569,873 (1)
RBS Partners, L.P.	13,341,225 (1)(2)	58.8%	4,771,352 (2)	0	4,771,352 (2)	8,569,873 (1)
ESL Investments, Inc.	13,341,225 (1)(3)	58.8%	4,771,352 (3)	0	4,771,352 (3)	8,569,873 (1)
Edward S. Lampert	13,341,225 (1)(4)	58.8%	13,341,225 (1)(4)	0	4,771,352 (4)	8,569,873 (1)

(1)

This number includes 8,569,873 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)	This number includes 4,771,352 shares of Common Stock held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(3)	This number includes 4,771,352 shares of Common Stock held by Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.
(4)

This number includes 4,771,352 shares of Common Stock held by Partners. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c)    There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)     Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 14 is incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 12, 2012 by the Reporting Persons, SPE I Partners, LP, SPE Master I, LP, ESL Institutional Partners, L.P., RBS Investment Management, L.L.C. and CRK Partners, LLC with the Securities and Exchange Commission).

99.6	Joint Filing Agreement (incorporated by reference to Exhibit 99.6 to the Schedule 13D relating to the Common Stock of the Issuer filed on January 5, 2016 by the Reporting Persons with the Securities and Exchange Commission).

99.7	Letter from Transform Holdco, LLC to the Board of Directors of Sears Hometown and Outlet Stores, Inc., dated April 5, 2019 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2019	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. The director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154. Each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
Robert Breyer	Chief Compliance Officer	United States
Harold Talisman	Chief Financial Officer	United States
Kunal Kamlani	President	United States